Exhibit 99.5

KPMG LLP	Telephone	(403) 691-8000
Charter Accountants	Fax	(403)691-8008
2700 205 – 5th Avenue SW	Internet	www.kpmg.ca
Calgary, AB T2P 4B9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.
We consent to the inclusion in this Amendment No. 1 to the annual report on Form 40-F of our audit report dated February 25, 2009 (except as to note 6, which is as of September 10, 2009) on the Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006 which is included in this Amendment No. 1 to the annual report on Form 40-F for the fiscal year ended December 31, 2008.
We also consent to the incorporation by reference of such report in the Registration Statement No. 333-147767 on Form F-10 and Registration Statements No. 333-11254, No. 333-114276, No. 333-132207, No. 333-143334 and No. 333-149666 on Form S-8 of Agrium Inc.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants

Calgary, Canada
September 10, 2009